FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 11, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

First Quarter 2011 Results

Buenos Aires, May 11, 2011 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the first quarter ended March 31, 2011.

Net income for 2011 first quarter was a P$653 million gain. In 2010 first quarter the Company recorded a positive net income of P$180 million.

The gain in 2011 first quarter is mainly attributable to Operating Income of P$386 million and Other Income Net of P$513 million, partially offset by financial income (expense) and holding gains (losses) in the amount of P$112 million and income tax in the amount of P$146 million.

The positive variation in net income for 2011 first quarter compared to net income for 2010 first quarter is mainly attributable to recognition of after-tax gains of approximately P$635 million on the sale of Innova S.A., a company located in the south of Brazil.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2011 quarter net sales decreased P$59 million to P$892 million.

Crude oil sales decreased 4.9% to P$681 million in 2011 quarter, mainly as a consequence of lower sales volumes, partially offset by an improvement in average sales prices. The decline in sales volumes mainly derives from the natural decline of mature fields in Argentina, partially offset by an increase in production volumes attributable to workover works during 2010. The above mentioned improvement in sales prices basically derives from the partial recovery in domestic prices in Argentina and, to a lesser extent, the increase in international reference prices.

Gas sales decreased 10.1% to P$196 million in 2011 quarter, basically as a consequence of an 11.2% decline in sales volumes mainly attributable to the natural decline of mature fields in Argentina.

* Gross profit decreased P$89 million in 2011 quarter to P$284 million. This decline is mainly attributable to divestment of operations in Ecuador, which accounted for a P$43 million gross profit in 2010 quarter. In addition, gross profit was adversely affected by the above mentioned lower sales volumes of oil equivalent and the rise in the lifting cost.

* Exploration expenses totaled P$45 million and P$8 million in 2011 and 2010 quarters, respectively. Expenses for 2011 quarter were mainly attributable to the elimination of exploration wells and onshore geological and geophysical expenses in Argentina.

*  Other operating expense, net accounted for P$22 million and P$67 million losses in 2011 and 2010 quarters, respectively. Higher expenses for 2010 quarter are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for a loss of P$29 million in such quarter.

Refining and Distribution

* Net sales of refined products increased P$353 million to P$1,948 million in 2011 quarter, mainly due to the partial recovery in sales prices for diesel oil and gasoline in the domestic market, the rise in international reference prices in the case of products in line with those reference prices and the increase in sales volumes, mainly fuel oil, IFOs and gasoline.

Crude oil sales to third parties increased 61% to P$50 million in 2011 quarter, due to the combined effect of higher sales volumes and improved average sales prices, in line with international reference prices.

Diesel oil domestic sales were similar in both quarters, totaling 0.4 million cubic meters in 2011 quarter.

Gasoline sales volumes increased 6% to 211 thousand cubic meters in 2011 quarter, in line with the domestic consumption growth.

Fuel oil, IFOs and asphalts sales volumes increased 4.8% to 206 thousand cubic meters in 2011 quarter, as a consequence of an increased fuel oil domestic demand to supply power plants and higher IFO sales to supply vessels.

Sales volumes of other oil related products totaled 121 thousand cubic meters in 2011 quarter and 137 thousand cubic meters in 2010 quarter.

* Gross profit totaled P$186 million and P$226 million in 2011 and 2010 quarters, respectively. Gross margin declined to 9.5% in 2011 quarter from 14.2% in 2010 quarter, due to the increase in costs for the purchase of crude oil and other products and the impossibility to pass through higher costs to sales prices. In addition, higher costs derived from diesel oil and gasoline imports to compensate for production shortfalls had a negative impact in the quarter under review.

Petrochemicals

* Net sales increased P$195 million to P$1,007 million in 2011 quarter, mainly as a consequence of a general improvement in sales prices, in line with international reference prices, and an increase in sales volumes of styrenics in Brazil. These effects were partially offset by lower sales volumes of styrenics in Argentina and the discontinuance of the fertilizer business in 2010 first quarter.

Total styrenics sales in Argentina were similar in both quarters and totaled P$332 million in 2011 quarter and P$336 million in 2010 quarter. The 25% improvement in average sales prices offset a 20% decline in sales volumes, as a consequence of labor strikes which affected production and deliveries in the quarter under review and reduced exports to Chile and Brazil.

Styrenics sales in Brazil increased P$213 million to P$699 million in 2011 quarter due to the combined effect of a 23% improvement in sales prices, in line with international reference prices, and a 17% rise in sales volumes to 81.1 thousand tons in the quarter under review, in line with the growth in demand in the Brazilian market.

* Gross profit increased P$38 million to P$203 million in 2011 quarter, mainly due to the above mentioned improvement in styrenics sales in Brazil, partially offset by a gross margin drop in Argentina, mainly attributable to reduced sales volumes. In both quarters the average sales gross margin was about 20%.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* Sales revenues decreased P$17 million in 2011 quarter to P$306 million, mainly as a consequence of a drop in revenues from gas sales and, to a lesser extent, a decline in revenues from liquid fuel sales.

Gas sales revenues decreased P$12 million to P$199 million in 2011 quarter, mainly due to a 3.7% decline in average sales prices as a result of the discontinuance of gas sales to residential users at subsidized prices and a greater contribution to the trust fund to subsidize the so-called “garrafa social” program. Sales volumes totaled 285 million cubic feet per day in 2011 and 290 million cubic feet per day in 2010.

Liquid fuel sales revenues decreased P$6 million to P$101 million in 2011 quarter, mainly due to an 11.1% decline in sales volumes, partially offset by a 6.3% improvement in average sales prices as a result of the rise in international prices.

Electricity

* Net sales for electricity generation increased P$110 million to P$350 million in 2011 quarter, due to an improvement in average sales prices, both under contracts and in the spot market, in the latter case mainly in payments for operation, maintenance and power.

Net sales attributable to Genelba Power Plant increased P$43 million to P$211 million in 2011 quarter. The rise in sales is attributable to a 24.4% improvement in the average sales price to P$155.3 per MWh in 2011 quarter from P$124.8 per MWh in 2010 quarter, partially offset by a 7.7% decline in sales volumes as a consequence of shutdowns for scheduled maintenance works performed in 2011 quarter. Sales volumes totaled 1,243 GWh and 1,346 GWh in 2011 and 2010 quarters, respectively.

Net sales attributable to Genelba Plus Power Plant increased P$69 million to P$114 million in 2011 quarter, due to the combined effect of increased sales volumes and improved sales prices, which prices were higher than average market prices as it is additional energy directed to supply large users within the framework of Energía Plus Program. Sales volumes increased 70.6% to 331 GWh in 2011 quarter, due to increased demand.

Net sales attributable to Pichi Picún Leufú totaled P$25 million in 2011 quarter and P$27 million in 2010 quarter. Reduced sales in 2011 quarter are mainly attributable to a 7% decline in energy sales to 185 GWh in 2011 quarter compared to 199 GWh in 2010 quarter, as a consequence of the lower water supply in the Comahue basin. Average sales price was similar in both quarters, at approximately P$135 per MWh.

* Gross profit for the electricity generation business increased P$62 million to P$116 million in 2011 quarter, basically due to the above mentioned improvement in average sales prices. Gross margin on sales rose to 33.1% in 2011 quarter from 22.5% in 2010 quarter.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGETINA S.A.

Date: 05/11/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney